UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 3, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
3RD QTR 2020

IMAGINE AS POSSIBILIDADES

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

Financial results are presented considering impacts from IFRS 16 adoption.

The normalized numbers reported in this presentation are adjusted by the effects listed below.

Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 2.6 million in 1Q20 and +R$ 1.5 million in 1Q19), tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS (-R$ 75.2 million in 3Q19 and -R$ 1,720 million in 2Q19), legal services connected to the PIS/COFINS court decision (+R$ 4.4 million in 3Q19 and +R$ 3.5 million in 2Q19), revision of loss prognosis for labor contingencies related to employees, tax contingencies and civil contingencies (+R$ 11.2 million in 3Q19 and +R$ 221.8 million in 2Q19) and contractual losses (+R$ 22.4 million in 3Q19). Financial Results normalized by monetary correction on tax credit and labor, tax and civil contingencies (-R$ 64.6 million in 3Q19 and -R$ 1,051 million in 2Q19). Net income normalized by tax credit and other effects (+R$ 35.2 million in 3Q19 and +R$ 865 million in 2Q19) and by adjustment to deferred taxes (+R$ 30.3 million in 1Q19).

Recovering Revenue Dynamics While Maintaining Strong Bad Debt Reduction. Solid Cash Flow Expansion

Managing the present in the emergency

Net Service Revenue Recovery

(R$ mln)


+1.3%
4,152
4,206
3Q19
3Q20

+29% YoY
TIM Live revenue

ARPU growing in all segments

Strong Bad Debt Decline

(R$ mln)


201
-46.2%
108
3Q19
3Q20

1.8% of Gross Revenue
vs 3.2% in 3Q19

EBITDA[1] - Capex Evolution

(R$ mln)


+8.5%
3,284
3,564
9M19
9M20
% Net Revenues
26%
28%

Building the future

Top of Mind[1] — Back to Mobile Top of Mind after 13 years

ESG index — Listed in the TOP 10 best ranked stocks in the new B3 and S&P ESG index

TAC — Solid delivery of structuring commitments originally due in Jun-21

FCA partnership — Advancing in IoT front with the connected car partnership

C6 partnership — New offers launched for Control and Pure Postpaid clients

(1) EBITDA normalized for the effects detailed in slide 2; (2) Folha de São Paulo.

Revenue Recovery with Positive Contributions Coming from Mobile (Pre + Post) and Fixed Services

TIM Net Revenues
(R$ mln)


MSR: +0.4%
YoY
+0.7%
+18%
-13%
+29%
+1.2%
-2.3%
4,337
24
20
28
37
1
4
4,387
+1.2%
3Q19
CGR
Interconnection
Other Revenues
TIM Live
Other Fixed
Products
3Q20

Prepaid Revenues
(YoY)


-4.5%
-13.0%
-2.0%
1Q20
2Q20
3Q20

Postpaid Revenues
(YoY)


3.7%
-1.7%
1.2%
1Q20
2Q20
3Q20

From volume to value strategy paying off

Mobile ARPU (R$/mo)


Total
23.9
+6.3%
25.4
3Q19
3Q20
Human Postpaid¹
44.1
+4.5%
46.1
3Q19
3Q20
Prepaid
12.0
+9.4%
13.1
3Q19
3Q20

(1) Postpaid ex-M2M.

Consistent Recharge Recovery While Repositioning Offering Through an Innovative Platform of Benefits

Rechargers
(% of total prepaid)


Jan-Feb
(avg)
Jan-20
May-20
Sep-20
Dec-20e

Sell Out Recharges
(R$ / business day)


Jan-Feb
(avg)
Jan-20
May-20
Sep-20
Dec-20e

Back to **pre-COVID levels**, on the way for a full recovery.

Prepaid Gross Adds
(# of subscribers)


+10.7%
3Q19
3Q20

Channel repositioning aiming better acquisition quality, also contributing to achieve **the best gross addition since 2Q18.**

A **healthy customer base** maintenance with **efficiency on focus.**

TIM Pré +Vantagens: The first advantage program for prepaid, launched in August 17th

>1mln app downloads since launch

47% of loyal customers engagement

- **Data stack:** bonus accumulation upon monthly commitment through top up recurrence
- **+Vantagens:** access to the greatest number of benefits and prize draws according to the level of accumulated recharges
- **TIM Beta upgrade:** achievable aspirational by recharging through digital channels
- **Informa TIM: the first product to leverage Mobile Advertising** to pay for consumer recharges
- To be continued...


TIM PRÉ
TOP
VOCÊ PODE VIRAR TIM BETA E TER ATÉ
20GB
PARA NAVEGAR.
CONCORRA A PRÊMIOS COMO MOTOS, CARROS E MUITO MAIS!
Sorteio
R$100 Mil

Postpaid Engine Starting to Show Great Improvements

Human Postpaid Net Adds
(# of subscribers)


1Q19
3Q19
1Q20
3Q20
4Q20e

Higher net addition since 1Q19. The **end of involuntary churn impact** should benefit it from now on, with a rational and sustainable approach.

B2C Monthly Churn Rate
(ex-data only)


-1.1 p.p.
1Q19
3Q19
1Q20
3Q20

B2C Loyalty
(% of new subscribers w/ lock-in offers)


+4.7 p.p.
3Q19
3Q20

B2C 4G Data Users
(% of data users)


+2.9 p.p.
Jan-20
May-20
Sep-20

The lowest churn rate of the last 2 years: Churn war room, acquisition improvement, and CEX-driven.

Increasing the commercial footprint in SP

+42 stores by the end of 2020

60% of stores in malls

>50% already opened

60% of stores in countryside

Portfolio Evolution to Ensure Continuous Growth and Greater Commitment

New C6 Partnership Across the Entire Portfolio


TIM
BLACK
VENHA PARA O TIM BLACK, ABRA SUA CONTA NO C6 BANK E ESCOLHA TER TUDO.
30GB
CARTÃO C6 CARBON
R$ 100 DE CASHBACK
NOVO TIM CONTROLE
14GB TODO MÊS
CARTÃO DE CRÉDITO SEM ANUIDADE

Control and Pure Postpaid offers launched in 3Q	**Black Friday special to come**	**Prepaid clients also benefiting: recharge bonus**

Accumulated Open Accounts
('000)


>800
Jun-20
Aug-20
Now

>55% share of recharges in C6 app

TIM Black Marketplace: from a hub to a marketplace of OTT services

Evolving to improve portfolio and customer experience


BLACK

Customer Plan


Escolha um Benefício Premium
Netflix
Youtube Premium
HBO GO

Portfolio


YouTube Premium

Selection


Sua escolha foi efetivada com sucesso!
YouTube Premium

Confirmation

Coming soon

- Flexibility to **choose and change** the entertainment **content at the marketplace** and **new monetization opportunities** with an **add-on portfolio**
- **TIM Concierge:** Special customer service combined with the cognitive IVR

Organic Evolution on Track and Open Infra Vehicle to Be Created Soon

TIM Live Net Revenues
(R$ mln)


+29%
127
164
3Q19
3Q20

Accelerated growth sustained by **greenfield coverage** and **high-end portfolio value proposition.**

Customer Base
('000)


+16.8%
537
627
FTTH
FTTC
<30%
~70%
>40%
~60%
3Q19
3Q20

ARPU
(R$/mo)


+9.3%
81.8
89.4
3Q19
3Q20

FTTH Coverage

Homes Passed
(mln)


+60%
1.9
3.1
3Q19
3Q20

Cities
(#)


+45%
20
30
3Q19
3Q20

New launch in Oct-20: **Guarulhos (SP).**




TIM LIVE
ULTRA
FIBRA
400 MEGA
TIM

New **campaign based on service attribute:** freedom to choose content.

FiberCo update

- **FTTH and FTTC last mile carveout** to build an open infrastructure vehicle
- Several non-binding offers
- Signing expectation in the first months of 2021

Strengthening the IoT Ecosystem with a New Partnerships and Expanding Client Base Monetization

Leading agribusiness vertical and broadening participation

- **New hub** added as a partner – AgTech Garage – to select startups with solutions focused on Agribusiness – first successful pitch in Aug-20
- Development of the **first IoT marketplace** for B2B segment
- **Customer platform to offer services in partnership**, prioritizing four verticals (Agro, Smart Cities, 4.0 Industry, Utilities)



FCA | TIM

A customized data solution to support FCA connected car service

- Joint initiative that **marks TIM's positioning in this vertical**
- **First cars** to be released **in 1H21**
- B2B solution to provide **connection for FCA on-board system and telemetry** data exchange
- B2C in-car **entertainment and wi-fi provided by TIM**

Monetizing customer base beyond the core

- **Mobile advertising:** Increasing campaigns engagement
  - ✓ 160 mln of customer sessions
  - ✓ 45 mln of advertising video full views and rewards granted to consumers
- **Quod partnership:** Analytical solution to financial market
  - ✓ Anti fraud solution that creates a score to improve customer identification
  - ✓ Revenue share by checked volume business model
  - ✓ Two more contracts in pipeline

Continuous Infrastructure Expansion and Solid Delivery of Commitments Taken

Urban Population Coverage
(%)

NB-IoT	700MHz	4.5G
94%	89%	70%
3.4k cities (+5% YoY)	**3.0k** cities (+84% YoY)	**1.3k** cities (+33% YoY)

Combining the best technology to **the wider 4G coverage to boost availability.**

Backbone + Backhaul
('000 km)



+11%
95
105
3Q19
3Q20

FTTCity
(# of cities)



+26%
759
958
3Q19
3Q20

Massive MIMO rollout

	Implemented	Expected
Massive MIMO	127 cities	85 cities
	9M20	4Q20

- Solution capable of offering **4x higher throughput than traditional options**
- Network **rollout based on the most necessary network capacity improvement**

Solid delivery of TAC[1] structuring commitments

700 MHz	FTTCity	4G
98%	70%	37%
196 cities until Jun-21	**47** cities until Jun-21	**75** cities until Jun-21

(1) Conduct adjustment term.

Maintaining Focus on Developing New Initiatives

TIM Internet Evolution

- First steps for 5G commercial rollout using Dynamic Spectrum Sharing (DSS)
- **FWA-ready in 3 cities in September:** Bento Gonçalves (RS), Itajubá (MG) and Três Lagoas (MS)
- Pilot: **invitation to WTTx clients to upgrade plans**
- Clients' modems will automatically migrate when the arrival of 5G in the country

Open RAN

- **Opening of proprietary equipment market** allowing for software-based alternatives and the **virtualization of access network** functions and other resources
- Increased possibility of **innovation** and the entry of **new suppliers** enhancing **competition in the most expensive network segment**
- INATEL and TIP (Telecom Infra Project) partnership: the **Open Field Program tests in a live network** in MG
- Initially for 3G and 4G networks

Network Sharing Agreement

- 2G switch-off: field tests ongoing
- **4G single grid: new cities opening** in the expansion front, to be implemented from November
- **190 cities (each) ready by the 2020YE**

Unplugged Sites

- **1,500 sites to expand coverage** and improve quality
- 4G coverage to the countryside **increasing agribusiness vertical opportunity**
- **Solar-based solution** for energy supply in remote areas

The New Wave of Projects to Deliver Scale, Flexibility, Reliability, and Efficiency

Journey to Cloud

Santo André Facility


Rack Occupancy
>70%
Energy Consumption
>90%

1.5k sqm

Rio de Janeiro Facility


Rack Occupancy
>55%
Energy Consumption
>95%

1.0k sqm

Data Center inefficiencies and limitations require a new approach.

- **All IT assets in the cloud** in the next 2/3 years
- **Vendor decision in Q4** and migration from 1Q21
- **Double-digit savings** over the next 3-5 years
  - ✓ **Decommissioning, energy, and real state efficiencies**
  - ✓ **Elimination of upgrade** equipment **or** data center **acquisition needs**
  - ✓ Workload optimization that **auto scale** when required
  - ✓ **Higher automation** and **better time market**

New Cognitive IVR

- New AI assistant **named Taís** to customize customer experience
- More than **9MM calls** through the cognitive IVR and **16.5MMe calls in 4Q20**
- Improved experience with **~18% less recalls**
- **70% upside** of cognitive IVR retention vs previous model

"TIM's Cognitive IVR project is achieving expressive results and IBM places it as one of the fastest adopting cases in the market." *(Marisol Penante, VP of Telco Industry in IBM Latam)*

TIM.X Project

- **Simplified dashboard for caring systems:** Google search like
- First delivery **supported by the Google Cloud** agreement allowing scalability
- Expectation of a **faster onboarding** on customer care

Digitalization Efforts Promoted the Development of New Capabilities While Driving Significant Cost Efficiency and Customer Satisfaction

E-Billing
(% of postpaid subscribers)


+15%
YoY

E-Payment
(% of total billed)


+15%
YoY

Meu TIM App
(# of unique users)


+4%
3Q19
3Q20

Human Interactions
(# of incoming calls)


-44%
3Q19
3Q20

E-Sales
(YoY)

+13% **Postpaid e-Sales**
Penetration: +1 p.p.

+4% **Control e-Sales**
Penetration: +7 p.p.

+35% **Recharges via app**
Penetration: 40%

+16% **TIM Live e-Sales**
Penetration: +0.4 p.p.

The best NPS improvement in all segments since 2017

+11 p.p. QoQ in postpaid

+7 p.p. QoQ in Control

+6 p.p. QoQ in prepaid

Delivering on the promises made

- ✓ < 2x digital interactions
- ✓ >2x e-billing
- ✓ ~2x e-payment
- ✓ ~2x Postpaid e-Sales
- ✓ ~3x TIM Live e-Sales
- ✓ +7 p.p. of digital recharges mix
- ✓ -14% of recharge commissioning


Digitalization will sustain our CEx improvement while supporting Efficiencies
2018-20
Industrial Plan
TIM

Consistent Performance on Reducing Delinquency, EBITDA Expansion Supported by Revenue Recovery, and Strict Cost Control

Consistent improvement in Bad Debt since the highest peak in the 3Q19.

Bad Debt
(R$ mln)


-46.2%
201
187
189
159
108
3Q19
4Q19
1Q20
2Q20
3Q20

Collection Curve
(% of total billed)


+4.5 p.p.
+4.2 p.p.
Jan-19
Jul-19
Jan-20
Aug-20
61-90 days
91-120 days

Opex Breakdown[1]
(R$ mln)


6,988
6,599
Bad Debt
Others
COGS
G&A
Network & Interconnection
Selling & Marketing
Personnel
561
280
660
417
1,759
2,559
750
-5.6%
-18.9%
-30.1%
+5.4%
+11.6%
-12.3%
+0.5%
455
280
462
440
1,963
2,244
754
9M19
9M20

+1.5% YoY
3Q20 Opex[1]

Below inflation
(vs IPCA[3] 3.1%)

EBITDA[1] Expansion
(R$ mln)


+0.8%
2,057
2,073
3Q19
3Q20

9M20 EBITDA[1]
+3.2% YoY

9M20 EBITDA Margin[1]
47.6%

The best EBITDA margin in the market.

EBITDA Margin[1] Evolution (Pro-forma[2])
(%)


+8.2 p.p.
31.7%
34.9%
36.5%
37.5%
39.9%
9M16
9M17
9M18
9M19
9M20

(1) EBITDA and Opex normalized for the effects detailed in slide 2; (2) Pro-forma excludes the effects of the adoption of IFRS 9, 15 and 16;
(3) Last twelve months IPCA as of September 2020.

Cash Generation Driven by Robust Balance Sheet

9M Operating Free Cash Flow[1]
(R$ mln)

2020 Anatel fees partially paid. *TFF* was postponed, which benefited WC in ~R$ 490 mln.


1,076
188
92
1,183
2,539
+135.9%
OFCF 9M19 (ex-license)
Δ EBITDA
Δ CAPEX
Δ WC
OFCF 9M20 (ex-license)

Net Debt-AL[2]
(R$ mln)


349
-1,692
3Q19
3Q20

Net Debt (including leases): **-21,3% YoY**

Net Income[1]
(R$ mln)


987
833
-15.7%
3Q
2Q
1Q
493
342
152
-20.9%
-21.8%
+15.5%
390
267
175
2019
2020

The scheduled **IOC distribution** for the 4Q20, shifted the **comparison dynamics YoY.**

Capex
(R$ mln)


% Net Revenues
20%
19%
2,519
-3.6%
2,427
9M19
9M20

(1) EBITDA and Working Capital normalized for the effects detailed in slide 2; (2) Net Debt-AL does not consider any current and non-current leasing liabilities.

Despite Unprecedented Challenges Until 3Q20, Much Has Been Done and Important Achievements Are Expected for 4Q20 and 2021

3Q20 Deliveries

CORPORATE SIMPLIFICATION
- ✓ Concluded in Aug/20, transaction aims capturing tax, financial and operation synergies
- ✓ New tickers for TIM S.A.: **TIMS3** at B3 and **TIMB** at NYSE

REACTIVATING COMMERCIAL MACHINE
- ✓ **Stores reopening** in regional basis respecting local decree
- ✓ Reinforcement of **digital channels and CEX**
- ✓ **New offers and campaigns** launched
- ✓ **Prepaid** activity **back on track**

2020-2022 GUIDANCE
- ✓ **EBITDA-Capex on Revenues confirmed**: >20% in 2020 (Mid-single digit YoY for EBITDA-Capex)

IOC PAYMENT
- ✓ First tranche of **R$ 500 mln to be distributed in November**

ESG MENTALITY
- ✓ TIM S/A was **listed in Novo Mercado, maintaining all the rights for TIM Part shareholders**
- ✓ **19 power plants from renewable sources** (~13 GWh/mo) compensating TIM's low-voltage energy consumption
- ✓ **Diversity and inclusion program** with annual calendar of **awareness, training** and **actions focused on promote equity**

Q4 and beyond

MARKET CONSOLIDATION
- The joint offer was qualified as **stalking horse for Oi's mobile assets public auction**
- Offerors and Oi group are **detailing the terms of the network capacity contract**
- **Auction** expected for **mid-December**

BEYOND CORE INITIATIVES
- Choose **new segment** where to apply the **C6 model**
- **New partnerships in the IoT and new verticals** (distance learning and telemedicine)
- Analyzing **opportunities with Google ending third-parties cookies** in Chrome

C6 EQUITY STAKE
- Confidence in reaching **first equity threshold in the short-term**, turning customer activation number in a minority stake

Further improvement in financial and operational KPIs expected for 4Q20 and 2021.